                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                               Amendment No. 17

                             GENCOR INDUSTRIES, INC.
        --------------------------------------------------------------
                                (Name of Issuer)

                                   Common Stock
        --------------------------------------------------------------
                          (Title of Class of Securities)

                                  368-678-108
        --------------------------------------------------------------
                                 (CUSIP Number)


             Harvey Houtkin, c/o All-Tech Investment Group, Inc.
         160 Summit Avenue, Montvale, New Jersey 07645/(201) 782-0200
        --------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                June 30, 1997
        --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /X/.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 368-678-108                    13D                 Page 2 of 11 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     All-Tech Investement Group, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC  OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     New York
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power               -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power               -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power               -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     -0-
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     0.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     BD
-------------------------------------------------------------------------------

CUSIP No. 368-678-108                    13D                 Page 3 of 11 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Rushmore Financial Services, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     New Jersey
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power               -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power               -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power               -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     -0-
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     0.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------

CUSIP No. 368-678-108                    13D                 Page 4 of 11 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Harvey Houtkin
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     PF WC OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             /X/
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power               115,139
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power               518
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power               115,139
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               518
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     115,657
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
     /X/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     6.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------

CUSIP No. 368-678-108                    13D                 Page 5 of 11 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Sherry Houtkin
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power               128,489
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power               -0-
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power               128,489
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     128,489
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
     /X/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     6.8%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------

CUSIP No. 368-678-108                    13D                 Page 6 of 11 Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
     Mark Shefts
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     United States
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power               -0-
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power               518
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power               -0-
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               518
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     518
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
     /X/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     0.0%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     IN
-------------------------------------------------------------------------------

Item 1.  Security and Issuer

              Common Stock
              Gencor Industries, Inc.
              5201 North Orange Blossom Trail
              Orlando, FL 32810

Item 2.  Identity and Background

         (a)  All-Tech Investment Group, Inc.
         (b)  160 Summit Avenue
              Montvale, New Jersey 07645
         (c)  Registered broker/dealer, 160 Summit Avenue, Montvale, NJ 07645
         (d)  No
         (e)  No
         (f)  New York

         90.5% of the shares of All-Tech Investment Group, Inc. ("All-Tech"), a registered broker/dealer which makes a market in the issuer's stock, are owned by Rushmore Financial Services, Inc. ("Rushmore"). All-Tech previously filed a Report on Schedule 13D with respect to the issuer; this joint filing constitutes Amendment No. 17 thereto. Information with respect to Rushmore is as follows:

         (a)  Rushmore Financial Services, Inc.
         (b)  160 Summit Avenue
              Montvale, New Jersey 07645
         (c) Holding company of All-Tech Investment Group, Inc. and Domestic Securities, Inc.
         (d)  No
         (e)  No
         (f)  New Jersey

         Information with respect to Mr. Houtkin is set forth below. Mr. Houtkin has previously filed a Report on Schedule 13D with respect to the issuer; this joint filing constitutes Amendment No. 17 thereto.

         (a)  Harvey Houtkin
         (b)  c/o All-Tech Investment Group, Inc.
              160 Summit Avenue
              Montvale, New Jersey 07645
         (c) Chairman of the Board and Chief Executive Officer, All-Tech Investment Group, Inc. and President, Domestic Securities, Inc., registered broker-dealers, and Rushmore Financial Services, Inc., each located at 160 Summit Avenue, Montvale, NJ 07645
         (d)  No
         (e) In 1990 a consent order was issued by the New Jersey Bureau of Securities pursuant to a negotiated amicable resolution of the application for registration of Domestic Securities, Inc. ("Domestic"), a registered broker-dealer, in the State of New Jersey. The order provided that neither Domestic nor Mr. Houtkin would reapply for registration for three years and the New Jersey Bureau of Securities would be reimbursed $50,000 in respect of its costs of investigation of the application. Mr. Houtkin and Domestic are now registered in the State of New Jersey.
         (f)  United States

         Information with respect to Sherry Houtkin is set forth below.
         (a)  Sherry Houtkin
         (b)  c/o All-Tech Investment Group, Inc.
              160 Summit Avenue
              Montvale, New Jersey 07645
         (c)  Unemployed
         (d)  No
         (e)  No
         (f)  United States

         Information with respect to Mr. Shefts is set forth below. Mr. Shefts has previously filed a Report on Schedule 13D with respect to the issuer; this joint filing constitutes Amendment No. 17 thereto.

         (a)  Mark Shefts
         (b)  c/o All-Tech Investment Group, Inc.
              160 Summit Avenue
              Montvale, New Jersey 07645
         (c) President/Treasurer All-Tech Investment Group, Inc., Vice President/Secretary, Domestic Securities, Inc. and Rushmore Financial Services, Inc., 160 Summit Avenue, Montvale, NJ 07645
         (d)  No
         (e)  No
         (f)  United States

Item 3.  Source and Amount of Funds or Other Consideration.

         Amounts set forth below are for shares owned directly by a reporting person.

         WC/OO All-Tech Investment Group, Inc., a registered broker/dealer which makes a market in the issuer's stock, was short 1,500 shares as of June 30, 1997. 90.5% of the stock of All-Tech is owned by Rushmore.

         Rushmore owns no shares of the issuer.

         PF/WC/OO All 115,657 of the shares directly beneficially owned by Mr. Houtkin individually were purchased for cash. Mr. Houtkin's adult son Stuart Houtkin is the beneficial owner of 360 shares (0.0%) which were purchased for cash. Mr. Houtkin's adult son Brad is the beneficial owner of 13,430 shares (0.7%), 12,000 of which were purchased for cash and 1,430 of which were purchased on margin. Mr. Houtkin's adult son Michael is the beneficial owner of 2,200 shares, all of which were purchased for cash. Mr. Houtkin's wife Sherry is the beneficial owner of 128,489 shares (6.8%), all of which were purchased for cash. Mr. Houtkin disclaims beneficial ownership of the shares owned by his wife and his sons. Mr. Houtkin exercises control over 518 shares (0.0%) owned by Solar Products, Sun-Tank, Inc., of which he is an officer and director.

         PF Mrs. Houtkin purchased 128,489 shares (6.8%) of the issuer for cash. Mrs. Houtkin's husband, Harvey Houtkin, is the beneficial owner of 116,175 shares of the issuer; her adult son Stuart is the beneficial owner of 13,430 shares; her adult son Brad is the beneficial owner of 13,430 shares; and her adult son Michael is the beneficial owner of 2,200 shares, as described above. Mrs. Houtkin disclaims beneficial ownership of all of the shares owned by her husband and sons.

         WC/OO Mr. Shefts exercises control over 518 shares owned by Solar Products, Sun-Tank, Inc., of which he is an officer and director. Mr. Shefts' wife, Wanda Shefts, owns 73,330 shares (3.9%); Mr. Shefts disclaims beneficial ownership of the shares owned by his wife. All of such shares were purchased for cash.

Item 4.  Purpose of Transaction

    The shares were purchased for investment purposes only, except for the shares owned by All-Tech, which were purchased as inventory for its market-making activity.

    Except for All-Tech's continuing to make a market in the issuer's stock, there are no current plans or proposals to acquire or dispose of the issuer's securities or to seek any change in the issuer's business or corporate structure.

Item 5.  Interest in Securities of the Issuer

    (a) The aggregate number of the issuer's common shares beneficially owned at the close of business on June 30, 1997, by all reporting persons submitting this joint filing (excluding the 218,327 shares (11.5%) as to which beneficial ownership is disclaimed) equalled approximately 6.1% of the common stock outstanding on such date.

    All shares held in corporate name as set forth below are subject to shared voting and dispositive power; shares owned by Mr. Houtkin individually are subject to sole voting and dispositive power

    (b)  Shares beneficially owned by each reporting person:

         All-Tech Investment Group, Inc.         TOTAL:    -1,500
                                                 PERCENTAGE: 0.0%

         Rushmore Financial Services, Inc.
              (excluding shares                  TOTAL:    -1,500
              of All-Tech)                       PERCENTAGE: 0.0%

         Harvey Houtkin, individually                     115,657
         Harvey Houtkin as a control person of
           Rushmore (excluding shares owned
                    by All-Tech)                              -0-
         Harvey Houtkin as a control person of
           All-Tech                                           -0-
                                                          -------
                                                 TOTAL:   115,657
                                                 PERCENTAGE: 6.1%

         Sherry Houtkin, individually            TOTAL:   128,489
                                                 PERCENTAGE: 6.8%

         Mark Shefts as a control person
           of Rushmore                                        -0-
         Mark Shefts as a control person
           of All-Tech                                        -0-
                                                          -------
                                                 TOTAL:       -0-
                                                 PERCENTAGE:  -0-

         Mr. Shefts disclaims beneficial ownership of 73,330 shares (3.9%) owned by his wife, Wanda Shefts.

         Mr. Houtkin disclaims beneficial ownership of 360 shares (0.0%) owned by his adult son Stuart Houtkin; 2,200 shares (0.1%) owned by his adult son Michael Houtkin, 13,430 shares (0.7%) owned by his adult son Brad Houtkin; and 128,489 shares (6.8%) owned by his wife Sherry Houtkin. The aggregate amount as to which beneficial ownership is disclaimed is 218,327 shares (11.5%).

         Mrs. Houtkin disclaims beneficial ownership of 360 shares (0.0%) owned by her adult son Stuart Houtkin; 2,200 shares (0.1%) owned by her adult son Michael Houtkin, 13,430 shares (0.7%) owned by her adult son Brad Houtkin; and 116,175 shares (6.1%) owned by her husband Harvey Houtkin. The aggregate amount as to which beneficial ownership is disclaimed is 218,327 shares (6.9%).

    (c) All-Tech, a market-maker in the issuer's stock, effects transactions in the issuer's stock continually.

    (d)  N/A

    (e)  N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The parties filing this Report on Form 13D have orally agreed to make this joint filing.

Item 7.   Material to be Filed as Exhibits

         None

Signature

    After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

July 16, 1997                ALL-TECH INVESTMENT GROUP, INC.


                             By  /s/Harvey Houtkin
                               -----------------------------
                               Harvey Houtkin, President

                             RUSHMORE FINANCIAL SERVICES, INC.


                             By  /s/Harvey Houtkin
                               -----------------------------
                               Harvey Houtkin, President


                                 /s/Harvey Houtkin
                             -------------------------------
                                   Harvey Houtkin


                                 /s/Mark Shefts
                             -------------------------------
                                   Mark Shefts


                                 /s/Sherry Houtkin
                             -------------------------------
                                  Sherry Houtkin


                                    Page 11 of 11